                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (ANNUAL FILING)

                             SLM HOLDING CORPORATION
                                (Name of Issuer)

                                     COMMON
                         (Title of Class of Securities)

                                    78442A10
                                 (CUSIP Number)

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                            ---------------------------
CUSIP No. 78442A10                   13G                   Page   2   of   5
------------------------                            ---------------------------

-------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON

                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Chancellor LGT Asset Management, Inc. (94-2259541) and
                  Chancellor LGT Trust Company (52-1576922), as Investment
                  Advisers for various fiduciary accounts and LGT Asset
                  Management, Inc. (94-303766) as the holding company for
                  Chancellor LGT Asset Management, Inc.
-------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                                                     (b) / /
-------------------------------------------------------------------------------
3                 SEC USE ONLY
-------------------------------------------------------------------------------
4                 CITIZENSHIP OR PLACE OF ORGANIZATION

                           Chancellor LGT Asset Management, Inc. - California
                           Chancellor LGT Trust Company - New York
                           LGT Asset Management, Inc. - California
-------------------------------------------------------------------------------
    NUMBER OF                5          SOLE VOTING POWER
     SHARES
  BENEFICIALLY                                   2,618,884 shares
    OWNED BY               ----------------------------------------------------
      EACH                   6          SHARED VOTING POWER
   REPORTING
  PERSON WITH                                             - 0 -
                           ----------------------------------------------------
                             7          SOLE DISPOSITIVE POWER

                                                 2,618,884 shares
                           ----------------------------------------------------
                             8          SHARED DISPOSITIVE POWER

                                                          - 0 -
-------------------------------------------------------------------------------
9                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,618,884 shares
-------------------------------------------------------------------------------
10                CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES*
-------------------------------------------------------------------------------
11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                    5.19 %
-------------------------------------------------------------------------------
12                TYPE OF REPORTING PERSON*

                                    HC, BK, IA
-------------------------------------------------------------------------------

CUSIP:  78442A10                                                    Page 3 of 5



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

Item 1.  Security and Issuer

         (a) SLM HOLDING CORPORATION (the "Company")

         (b) Address: 11600 SALLIE MAE DRIVE
                      RESTON, VA 20193

Item 2.  Identity and Background

         (a) This Schedule 13G is being filed by (i) Chancellor LGT Asset Management, Inc., a California Corporation, whose principal business is providing investment advisory services to registered investment companies and institutional investors, (ii) its wholly owned subsidiary, Chancellor LGT Trust Company, a New York State chartered trust company whose principal business is providing institutional investment management services and (iii) LGT Asset Management, Inc., the holding company for Chancellor LGT Asset Management, Inc. Chancellor LGT Asset Management, Inc. is a wholly owned subsidiary of LGT Asset Management, Inc. LGT Asset Management, Inc. is an indirect wholly owned subsidiary of Liechtenstein Global Trust, AG. Liechtenstein Global Trust, AG which has numerous worldwide affiliates is controlled by The Prince of Liechtenstein Foundation, a parent organization for the various business enterprises of the Princely Family of Liechtenstein.

         (b) The address of the principal place of business of Chancellor LGT Asset Management, Inc. and Chancellor LGT Trust Company is: 1166 Avenue of the Americas, New York, New York 10036. The address of the principal place of the holding company, LGT Asset Management, Inc. is 50 California Street, San Francisco, CA 94111.

         (c) Chancellor LGT Asset Management, Inc. is a California Corporation. Chancellor LGT Trust Company is a New York State chartered trust company. LGT Asset Management, Inc. is a California Corporation.

         (d) Common Stock.

         (e) CUSIP Number: 78442A10

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

         (h) X Group, in accordance with Rule 13d-1(b)(i)(ii)(H).

CUSIP:  78442A10                                                    Page 4 of 5


Item 4.  Ownership

         (a) For the month ended DECEMBER 31, 1997, the aggregate number of shares of the Company's common stock beneficially owned by Chancellor LGT Asset Management, Inc. and Chancellor LGT Trust Company, as investment advisers for various fiduciary accounts and LGT Asset Management, Inc., as the holding company is 2,618,884 shares.

         (b) Percent of Class: 5.19 based upon 50,467,000 shares outstanding.

         (c) Chancellor LGT Asset Management, Inc. and Chancellor LGT Trust Company, as investment advisers for various fiduciary accounts, have sole power to vote or to direct to vote, and sole power to dispose of or to direct the disposition of, all of the shares reported in this statement. Chancellor LGT Asset Management, Inc. is a wholly owned subsidiary of LGT Asset Management, Inc. LGT Asset Management, Inc. is an indirect wholly owned subsidiary of Liechtenstein Global Trust, AG. Liechtenstein Global Trust, AG which has numerous worldwide affiliates is controlled by The Prince of Liechtenstein Foundation, a parent organization for the various business enterprises of the Princely Family of Liechtenstein.

Item 5.  Ownership of Five Percent or Less
         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Chancellor LGT Asset Management, Inc. and Chancellor LGT Trust Company are investment advisers for various fiduciary accounts which are entitled to receipt of dividends and to proceeds of the sale of the shares reported in this Statement. The ownership interest of any such account does not relate to more than five percent of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported by the Parent Holding Company

         Not applicable.

Item     8. Identification and Classification of Members of a Group See attached

         Exhibit I.

Item 9.  Notice of Dissolution of Group

         Not applicable.

CUSIP:  78442A10                                                    Page 5 of 5


Item 10.  Certification

         By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 6, 1998

Signatures:

                           Chancellor LGT Asset Management, Inc.
                                    as Investment Adviser

                           By: /s/ Roberta Moore
                              --------------------------------
                                    Roberta Moore

                           Chancellor LGT Trust Company
                                    as Investment Adviser

                           By: /s/ Roberta Moore
                              --------------------------------
                                    Roberta Moore

                           LGT Asset Management, Inc.
                                    as Holding Company

                           By: /s/ Roberta Moore
                              --------------------------------
                                    Roberta Moore